Exhibit 99.1

EXECUTION VERSION

$100 Million Comprehensive Financing Term Sheet

August 5, 2026

PERSONAL AND CONFIDENTIAL

This term sheet (together with any exhibits and annexes attached hereto, this “Term Sheet”), dated August 5, 2026 (“Execution Date”) sets forth the principal terms of several proposed transactions between or involving the parties hereto (the “Transactions”).

This Term Sheet is intended solely as a basis for further discussion and is not intended to be and does not constitute a legally binding obligation or a contractual commitment, whether to consummate any transactions, negotiate or enter into definitive documentation or otherwise. No legally binding obligations will be created, implied, or inferred until a definitive document in final form is executed and delivered by all parties. Without limiting the generality of the foregoing, subject to the internal approvals of the parties, the parties to this Term Sheet intend to enter into definitive agreements providing for the Transactions by August 12, 2026 (or such later date as may be mutually agreed). This Term Sheet is not intended to be a comprehensive list of all relevant terms and conditions of the Transactions described herein.

PARTIES
Company	Vertical Aerospace Ltd. (the “Company”)

Mudrick Capital	Mudrick Capital Management, L.P. or its designees

Yorkville	Yorkville Advisors Global, LP or its designees

Convertible Notes
Purchaser	Mudrick Capital

Overview

On the Closing Date, the Company will issue $35 million of Convertible Secured Notes to Mudrick Capital pursuant to that certain Convertible Note Purchase Agreement, dated as of April 20, 2026 (the “Existing Securities Purchase Agreement”), between the Company and Mudrick Capital, as amended or modified to reflect the terms and conditions set forth herein (the “Amended Securities Purchase Agreement”).

After such issuance and purchase, the Purchaser will have no obligation to purchase additional Convertible Secured Notes under the Amended Securities Purchase Agreement.

Implementation

The Convertible Secured Notes will be issued as additional Notes (the “Additional Notes”) pursuant to Section 2.03 of the Company’s existing Indenture, dated as of December 16, 2021, with U.S. Bank National Association as Trustee (“Trustee”) and the other parties thereto (as amended, supplemented and modified, the “Indenture”), governing the Company’s existing 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030 (the “Convertible Secured Notes”). Capitalized terms used herein and not defined shall have the meanings given to them in the Indenture.

Similar to the Third Supplemental Indenture, the Company and the Trustee will enter into a Fourth Supplemental Indenture to effect the amendments herein. Mudrick will provide its consent to permit the issuance of Additional Notes and to the Specified Issuance (as defined below) with respect to the Yorkville Preferred Facility; additional issuances of Preferred Shares will require Mudrick Capital’s consent.

Issue Price	Par

Collateral	Valid and perfected first-priority lien on substantially all assets of the Company and Guarantors (same as the existing Convertible Secured Notes).

Closing Date	The date (i) on which the SHA is executed, the Fourth Supplemental Indenture is executed, the Amended Securities Purchase Agreement is executed, the amendment to the Certificate of Designations (as described below under the heading “Yorkville Documents”) is executed, Mudrick Capital and the Company have agreed on the form of Articles Amendments (as defined below), and, subject to receipt by the Company’s counsel of executed representation letters or acknowledgments from Mudrick Capital’s broker in the form previously provided by the Company’s counsel to Mudrick Capital’s counsel or otherwise reasonably acceptable to the Company’s counsel (the “Prerequisite Letter”), the Company’s transfer agent removes all restrictive legends from the Ordinary Shares currently owned by Mudrick Capital or its affiliates (the “Delegending Condition”), provided that the Delegending Condition shall not constitute a closing condition absent the availability of the Prerequisite Letter, and (ii) by which the Specified Issuance has been consummated. The Company shall use commercially reasonable efforts to facilitate the removal by the transfer agent of all restrictive legends from the Ordinary Shares currently owned by Mudrick Capital or its affiliates by the Closing Date (or, if the Delegending Condition is not satisfied, as promptly as possible after the Closing Date).

Maturity Date	December 15, 2030 (i.e., the same as the existing Convertible Secured Notes).

Draw Conditions	Substantially consistent with the Existing Securities Purchase Agreement and that the Company has not experienced a material adverse effect.

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Interest	Consistent with the existing Convertible Secured Notes, 10.00% cash / 12.00% PIK at the election of the Company, payable semi-annually in arrear

Fees	None

Company Repurchase Right

The Company and Mudrick Capital will agree to an alternative privately negotiated Company repurchase mechanic substantially consistent with the Existing Securities Purchase Agreement that will be documented in the Amended Securities Purchase Agreement and provide as follows:

a.     the Company, pursuant to privately-negotiated transactions contemplated in the Securities Purchase Agreement, may repurchase any of the Additional Notes issued on the Closing Date from Mudrick Capital at any time until April 20, 2027, in whole or in part (a “2026-B Company Repurchase Right”), for a price equal to the par value of the Additional Notes being repurchased (including any accreted and compounded PIK Interest), multiplied by 112%, plus all accrued and unpaid cash interest thereon (the “Repurchase Price”);

b.     if the Company exercises its 2026-B Company Repurchase Right for any Additional Notes pursuant to the Amended Securities Purchase Agreement, Mudrick Capital shall agree to a standstill in the Amended Securities Purchase Agreement where it shall not exercise its Conversion Right under the Indenture, solely with respect to such Additional Notes that are subject to the 2026-B Company Repurchase Right.

Fundamental Change Redemption Multiplier and Redemption Multiplier	Same as the existing Convertible Secured Notes.

Conversion Right

The Indenture will be modified to reflect the below for both the existing Convertible Secured Notes and the Additional Notes:

Mudrick Capital has the right to convert all or a portion of its Convertible Secured Notes, including the Additional Notes, into ordinary shares of the Company, par value $0.001 (the “Ordinary Shares”), at any time for a fixed conversion price of $1.30 per Ordinary Share; provided that the Amended Securities Purchase Agreement will prohibit Mudrick Capital from converting the Additional Notes being repurchased by the Company to the extent that the Company has already exercised its 2026-B Company Repurchase Right with respect to such Additional Notes.

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Covenants, Events of Default, and Other Terms	As set forth in the Indenture.

Fees and Expenses	The Company shall reimburse Mudrick for its reasonable legal fees and expenses incurred in connection with this Transaction prior to the Execution Date within (3) business days of the Execution Date (regardless of closing of the Transactions), and additional reasonable out-of-pocket legal fees and expenses incurred after the Execution Date in connection with the Transactions (if the Transactions do not close, not to exceed an amount to be agreed).

Equity
Yorkville Preferred Equity

On or before the Closing Date (such date, the “Additional Closing Date”), the Company shall issue to Yorkville (the “Specified Issuance”) $25 million of Series A Convertible Preferred Shares with a liquidation value of $1,000 per share (the “Preferred Shares”) which shall be convertible into Ordinary Shares, in each case in accordance with and pursuant to the Certificate of Designations (as amended as described below under the heading “Yorkville Documents”) in relation to the Preferred Shares and that certain Securities Purchase Agreement, dated as of April 20, 2026, between the Company and Yorkville (the “Securities Purchase Agreement”).

Mudrick shall consent to such Specified Issuance.

With respect to the Specified Issuance, Yorkville shall consent to a waiver of the following conditions precedent set forth in the Securities Purchase Agreement:

•      the 10 Trading Day-notice period for the drawdown of the Special Issuance, such that the Additional Closing Date for the Special Issuance will be no later than August 12, 2026;

•      certain market-based, volume, minimum share price or liquidity conditions;

provided that the “Fixed Conversion Price” of the Preferred Shares issued in the Specified Issuance shall be the lower of (1) 120% multiplied by the Closing Sale Price (as defined in the Securities Purchase Agreement) of the Ordinary Shares on the Trading Day (as defined in the Securities Purchase Agreement) immediately prior to such Additional Closing Date and (2) 120% multiplied by the price per share at which Ordinary Shares are issued and sold pursuant to the immediately following section of this Term Sheet entitled “Common Equity.”

Furthermore, Yorkville shall confirm that, after giving effect to the amendments to the Certificate of Designations described below under the heading “Yorkville Documents”, the conditions set forth in Sections 7(b)(vii), 7(b)(xi) and 7(b)(xvi) of the Securities Purchase Agreement would be satisfied.

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Common Equity	The Company shall offer to certain of its existing shareholders and certain other potential new investors the opportunity to purchase an aggregate of approximately $35 million of newly issued Ordinary Shares, with the ultimate amount determined by the Company in consultation with Mudrick Capital, and such shareholders and investors in each case selected by the Company in consultation with Mudrick Capital, at a minimum price of $1.00 per Ordinary Share (with such minimum waivable by Mudrick Capital in its sole discretion). Mudrick Capital shall waive its participation rights with respect to the common equity offering.

Management Option Pool

All existing employee options issued under the 2025 employee option plan shall be re-priced at a strike price of $1.30 per share, subject to the existing performance and time vesting requirements in effect as of the date of this Term Sheet. Mudrick Capital shall vote in favor of any Company proposal presented to an Annual or Extraordinary General Meeting of the Company’s shareholders to approve such re-pricing of the strike price that is held on or prior to January 31, 2027.

A new management option pool consisting of options with respect to 2,767,806 Ordinary Shares, subject to time and performance based vesting requirements. Mudrick Capital shall vote in favor of any Company proposal presented to an Annual or Extraordinary General Meeting of the Company’s shareholders to approve the creation, reservation and authorization of such new management option pool on the terms set forth herein (regardless of the exercise price) that is held on or prior to January 31, 2027.

The existing contractual anti-dilution shareholding mechanism of the Company’s current CEO pursuant to the agreement described in footnote (2) on page 98 of the Company’s Form 20-F for the fiscal year ended December 31, 2025 as in effect on the date hereof shall be amended, with effect from Closing and subject to the taking effect of the other matters in this “Management Option Pool” paragraph, such that:

•      in respect of any issuance of options to the Company’s current CEO pursuant to such mechanism, to the extent such issuance arises from a conversion of the Convertible Secured Notes, such issuance shall be calculated as if the conversion price is $3.50 per Ordinary Share (and not the modified $1.30 conversion price referred to under the paragraph headed “Conversion Right” above), and

•      the termination date for the application of such mechanism solely in respect of conversions of the Convertible Secured Notes shall be extended from 31 December 2028 to 15 December 2030 (but shall remain 31 December 2026 in respect of all other events that would otherwise give rise to an issuance to the CEO pursuant to such mechanism).

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GOVERNANCE
Governance Changes

In connection with the Transactions, the Company and Mudrick Capital shall enter into a Shareholder Agreement (“SHA”) substantially in the form agreed between Mudrick Capital and the Company on the date of this Term Sheet and attached hereto as Exhibit A, under which, among other things, certain board nomination rights will be provided to Mudrick Capital. The entry into the SHA will be a condition to the closing of the issuance of Convertible Secured Notes pursuant to the Amended Securities Purchase Agreement, and the SHA will automatically terminate at the earlier of:

(a)  the time when the Articles Amendments are adopted; and

(b)  when Mudrick Capital ceases to Beneficially Own (as defined below) at least 10% of the Ordinary Shares.

The SHA will provide, among other things:

•      That the size of the Company’s board of directors (the “Board”) will be increased to nine directors, with Mudrick Capital entitled to nominate for election a number of individuals (not less than zero) to serve as Directors on the Board that is equal to (X) the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares Beneficially Owned by Mudrick Capital at the relevant time multiplied by (ii) the size of the whole Board at the relevant time minus (Y) the number of Appointed Directors serving on the Board at such time.

•      That, in accordance with Article 30.1, the Board shall continue to consist of a majority of independent directors.

•      That the Nominating and Corporate Governance Committee may defer the appointment of a Mudrick nominee if and for such period as the appointment of such nominee would cause the Company not to qualify as a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, as if the date of such appointment were the last business day of the Company’s most recently completed second fiscal quarter.

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In addition, the Company shall take all necessary action to duly call, give notice of, convene and hold an Annual or Extraordinary General Meeting of the shareholders of the Company as promptly as possible following the Execution Date (and in any event by September 15, 2026) to vote on the Articles Amendments, recommend that the shareholders of the Company vote in favor of the Articles Amendments and use commercially reasonable efforts to obtain shareholder approval thereof. In connection with the foregoing (and in connection with any subsequent shareholder meeting at which the Articles Amendments may be re-submitted as set forth below), the Company shall, in consultation with Mudrick Capital, set a record date for any such Annual or Extraordinary General Meeting and shall prepare, provide to shareholders in accordance with applicable law and furnish on a Report on Form 6-K a circular describing the Articles Amendments and any other matters to be voted on at such meeting (including, if the Company so elects, the matters set forth in the “Management Option Pool” paragraph above), which other matters will be presented for a vote separate from the Articles Amendments, and neither the Articles Amendments nor such other matters will be cross-conditioned on the other (the “Circular”). Any Circular shall include the unanimous recommendation of the Board that shareholders vote to approve the Articles Amendments, and shall otherwise be in form reasonably acceptable to Mudrick Capital. The Company shall reflect in any Circular any reasonable comments in respect of the proposal with respect to the Articles Amendments proposed in good faith by Mudrick Capital. If the Articles Amendments are not approved at the Annual or Extraordinary General Meeting at which they are first submitted to shareholders, (i) the Company shall promptly consult with Mudrick Capital as to whether to make any amendments to the Articles Amendments, provided that any amendments to the Articles Amendments are reasonably satisfactory to each of the Company and Mudrick Capital, and (ii) the Company will take all necessary action to duly call, give notice of, convene and hold an Extraordinary General Meeting of the shareholders of the Company as promptly as possible following such consultation with Mudrick Capital (and in any event by January 31, 2027) to re-submit the Articles Amendments (as they may be revised in accordance with the foregoing clause (i)), recommend that the shareholders of the Company vote in favor of the Articles Amendments (as they may be revised in accordance with the foregoing clause (i)) and use commercially reasonable efforts to obtain shareholder approval thereof. The Company shall not cancel, adjourn or postpone any Annual or Extraordinary General Meeting at which the Articles Amendments (as they may be revised in accordance with the foregoing sentence) are submitted to shareholders for approval, except as required by law.

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The term “Articles Amendments” means amendments to the Articles of Association implementing the below changes, and any other changes reasonably requested by Mudrick Capital in furtherance of the below:

•      Clarifying that the number of directors Mudrick Capital is entitled to appoint to the Board is the number of individuals (not less than zero) that is equal to the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares Beneficially Owned by Mudrick Capital at the relevant time multiplied by (ii) the size of the whole Board at the relevant time.

•      Updating the Board size set forth in Article 30.1 to reflect a Board size of nine Directors.

•      Amending the definition of “Beneficial Owner” to refer to the meaning assigned to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (which shall be the definition of “Beneficial Owner” for purposes of this Term Sheet, and “Beneficially Own” and “Beneficial Ownership” shall have correlative meaning).

•      Providing that Mudrick Capital has the right to at least one board seat for so long as Mudrick Capital Beneficially Owns at least 10% of the Ordinary Shares. Mudrick Capital’s nomination rights shall terminate on the first date on which Mudrick Capital Beneficially Owns less than 10% of the Ordinary Shares.

•      Providing that Mudrick Capital has the power to designate the chairman of the Board for so long as Mudrick Capital Beneficially Owns at least 33% of the Ordinary Shares.

•      Adding the following proviso to the end of the definition of “Special Resolution”: provided that any resolution to amend these Articles that would adversely affect MC’s rights provided under Article 30 shall be passed only if the shares Beneficially Owned by MC are voted in favor of such Special Resolution.

•      Providing that Mudrick Capital has the right to remove Appointed Directors at its discretion, with or without cause, whether or not the Appointed Director is an Independent Director (as defined in the Company’s Articles of Association), but, in the case of removal of an Appointed Director who is an Independent Director, on 30 days’ notice to the Company; provided that following such removal, the Board continues to consist of a majority of independent directors as required by Article 30.1.

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•      Providing that, so long as Mudrick Capital Beneficially Owns at least 10% of the Ordinary Shares, Mudrick Capital has the right to designate a number of Appointed Director(s) (not less than one) to serve on each of the Board’s committees that is equal to the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares Beneficially Owned by Mudrick Capital at the relevant time multiplied by (ii) the size of the whole applicable committee at the relevant time, and, to the extent such designation is made, such Appointed Director shall be appointed to and serve on the relevant committee until such time as Mudrick Capital requests by notice to the Company that they be removed from or replaced on the relevant committees or such Appointed Director resigns from the relevant committee upon which Mudrick Capital shall have the right to designate their replacement; provided that if such removal shall cause the Company to be in noncompliance with the rules and regulations of the Designated Stock Exchange (as defined in the Articles of Association), the SEC (as defined in the Articles of Association), and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Articles of Association) (together, the “Governance Requirements”), the Company may defer such removal until the earlier of (a) such time as the Company shall have effected any changes in the composition of the relevant committee to permit compliance with the Governance Requirements upon such removal and (b) 60 days following the initial notification to the Company of such removal. If such designation is not permitted under the Governance Requirements, Mudrick Capital may appoint one observer to serve on each of the Board’s committees.

•      Providing that Mudrick Capital’s right to remove an Appointed Director who is an Independent Director from the Nominating and Corporate Governance Committee or the Compensation Committee is subject to the requirement that, following such removal, such committee continues to consist of a majority of independent directors as required by Article 32.3.

In addition, the Company will use commercially reasonable efforts to obtain SF’s consent to remove provisions in the Articles relating to SF’s governance rights, and shall table a proposal at its next Annual General Meeting to vote on corresponding amendments to the Articles of Association.

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AMENDMENTS / SUPPLEMENTAL DOCUMENTS
Indenture	Company and Trustee to execute Fourth Supplemental Indenture for new conversion price.

Yorkville Documents

The Certificate of Designations shall be amended to:

(a)   update the definitions of “Convertible Secured Notes” and “Convertible Secured Notes Indenture” to reflect the Fourth Supplemental Indenture;

(b)   update the first clause of the proviso of prong (ii) in the definition of “Excluded Securities” to accommodate the revised conversion price of the Convertible Secured Notes; and

(c)   make such other conforming and related ministerial changes solely as may be necessary to address the Transactions.

Company Waiver	With respect to the Specified Issuance only, the Company shall consent to a limited waiver of Yorkville’s short selling restrictions under the Standby Equity Purchase Agreement, dated April 20, 2026, between the Company and Yorkville, narrowly tailored to permit Yorkville to be short an amount of Ordinary Shares that is equal to the number of Ordinary Shares underlying the Preferred Shares issued to Yorkville in the Specified Issuance, not to exceed $25 million, and only for so long as such Preferred Shares remain outstanding and subject to the next sentence (the “Limited Waiver”). The Limited Waiver will automatically terminate to the extent of the settlement, conversion or sale of the Preferred Shares issued in the Specified Issuance.
MISCELLANEOUS
Entire Agreement	This Term Sheet sets out the entire agreement between the parties relating to the subject matter of this Term Sheet and, until execution and delivery of the transaction documentation, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

Governing Law	This Term Sheet, and any claim or cause of action hereunder based upon, arising out of or related to this Term Sheet (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Term Sheet, shall be governed by and construed in accordance with the Laws of the State of New York, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof, to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

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Forum	Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any state or federal court sitting in the Borough of Manhattan in the City and State of New York, in connection with any matter based upon or arising out of this Term Sheet. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS TERM SHEET WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS TERM SHEET. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Confidentiality	This Term Sheet and the terms contained herein shall not be disclosed by the Company or Yorkville to any person or entity, except (i) to the Company’s or Yorkville’s employees and legal and financial advisers for the purposes of this proposed transaction who have a need to know the information and who are made aware of and agree to be bound by this confidentiality obligation, (ii) in consultation with Mudrick, potential co-investors and (iii) as may be required by law.

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If the terms and conditions contained herein are satisfactory, please sign as indicated below. We appreciate this opportunity to work with you. We look forward to an expeditious and successful closing of this transaction.

Sincerely,

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	/s/ Jason Mudrick
Name: Jason Mudrick

AGREED TO AND ACCEPTED:

VERTICAL AEROSPACE LTD.

By:	/s/ Benjamin Story
Name:	Benjamin Story
Title:	Director and Interim Chair

Date:

YA II PN, Ltd.

By:	/s/ Robert Harrison
Name:	Robert Harrison
Title:	Managing Director

Date:	August 5, 2026

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EXHIBIT A

Form of Shareholder Agreement

STRICTLY CONFIDENTIAL

AGREED FORM

SHAREHOLDER AGREEMENT1

This shareholder agreement (this “Agreement”), dated August ____, 2026, is entered into by and between Vertical Aerospace Ltd. (the “Company”) and Mudrick Capital Management L.P., on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates (“Mudrick Capital”). All capitalized terms used in this Agreement that are not defined in this Agreement shall have the meanings ascribed to such terms in the Company’s fifth amended and restated memorandum and articles of association adopted on January 20, 2026 (the “Articles”), and all references in this Agreement to any particular section of the Articles shall refer to the corresponding Article as set forth in the Articles.

WHEREAS, the board of directors of the Company (the “Board”) has considered and is of the opinion that it is in the best interests of the Company to enter into this Agreement and to conduct a Board refreshment exercise at this time.

WHEREAS, Mudrick Capital has dedicated significant resources in furtherance of the Board refreshment exercise in order to search for and nominate for appointment prospective members of the Board.

WHEREAS, without prejudice to any of Mudrick Capital’s rights under the Articles, it is the intent of the Company and Mudrick Capital that Mudrick Capital have the rights set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1.	Promptly following execution of this Agreement, the Board will take all necessary corporate action to increase the number of seats on the Board from eight Directors to nine Directors in accordance with Article 30.1. Until such time as Mudrick Capital no longer Beneficially Owns (as defined below) at least 25% of the Ordinary Shares, the Board will not increase the number of seats on the Board beyond nine Directors without the prior written consent of Mudrick Capital.

2.	For purposes of this Agreement, (a) “Specified Director” means any Director nominated by Mudrick Capital pursuant to this Agreement and appointed to the Board (and any replacement thereof), if any, and (b) “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (and “Beneficially Own” and “Beneficial Ownership” shall have correlative meaning).

3.	Without prejudice to any of Mudrick Capital’s rights under the Articles:

a.	Until this Agreement is terminated in accordance with its terms, Mudrick Capital will have the right pursuant to this Agreement to nominate for election a number of individuals (not less than zero) to serve as Directors on the Board that is equal to (X) the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares Beneficially Owned by Mudrick Capital at the relevant time multiplied by (ii) the size of the whole Board at the relevant time minus (Y) the number of Appointed Directors serving on the Board at such time;

1 Note to Draft: Letter agreement is subject to further review and revision in connection with preparation of Articles amendments.

b.	If the number of Specified Directors that Mudrick Capital is permitted to nominate pursuant to subparagraph 3(a) above decreases due to a decrease in its Beneficial Ownership of the Company’s Ordinary Shares, then Mudrick Capital may elect to re-designate the applicable number of Specified Director(s) as General Directors by delivering written notice to the Company. In the event that Mudrick Capital has not exercised this re-designation right within ten Business Days of such decrease, the Board shall re-designate the applicable number of Specified Director(s) as General Director(s). Specified Directors who are re-designated as General Directors may be removed from the Board in accordance with the Articles;

c.	In nominating Specified Directors under the terms of this Agreement, Mudrick Capital shall, in good faith, apply the criteria established by the Nominating and Corporate Governance Committee and may not nominate any person who on their appointment would cause the Board to not consist of a majority of Independent Directors. Mudrick Capital acknowledges that Specified Director nominees shall be required to comply with the terms of Article 23(f) in order to be eligible for appointment. The terms of engagement of each Specified Director shall be consistent with the terms applicable to Specified Directors set forth herein;

d.	Except as otherwise set forth herein, the terms that apply to Appointed Directors under the Articles shall apply to Specified Directors, mutatis mutandis. In furtherance (and not in limitation) of the foregoing, the Company and Mudrick Capital agree that, until this Agreement is terminated in accordance with its terms:

i.	The Nominating and Corporate Governance Committee shall review each candidate nominated by Mudrick Capital pursuant to this Agreement to be an Independent Director for fitness and, if deemed fit for service, the Nominating and Corporate Governance Committee will recommend the individuals for election by a majority vote of the Board. The Nominating and Corporate Governance Committee shall recommend for election by a majority vote of the Board each candidate deemed fit for service by Mudrick Capital and nominated by Mudrick Capital pursuant to this Agreement to be a non-Independent Director. Notwithstanding the foregoing, the Nominating and Corporate Governance Committee may defer the appointment of any Director nominated by Mudrick Capital pursuant to this Agreement if and for such period as the appointment of such nominee would cause the Company not to qualify as a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, as if the date of such appointment were the last business day of the Company’s most recently completed second fiscal quarter;

ii.	If an individual nominated by Mudrick Capital pursuant to this Agreement is deemed unfit by the Nominating and Corporate Governance Committee pursuant to subparagraph 3(c)(i) above, Mudrick Capital shall have the right to nominate successive individuals until such Director position is filled;

iii.	Mudrick Capital will have the right under this Agreement to nominate a replacement in respect of a vacancy (whether as a result of death, resignation, removal or otherwise) in any Specified Director position;

iv.	Mudrick Capital may remove any Specified Director at its discretion, with or without cause, whether or not the Specified Director is an Independent Director, but, in the case of removal of a Specified Director who is an Independent Director, on 30 days’ notice to the Company; provided that following such removal, the Board continues to consist of a majority of Independent Directors as required by Article 30.1; and

v.	So long as Mudrick Capital Beneficially Owns at least 10% of the Ordinary Shares, Mudrick Capital may designate a number of Specified Director(s) (not less than zero) to serve on each of the Board’s committees that is equal to (X) the product, rounded to the nearest whole number, of (i) the percentage of Ordinary Shares Beneficially Owned by Mudrick Capital at the relevant time multiplied by (ii) the size of the whole applicable committee at the relevant time minus (Y) the number of Appointed Directors serving on each such committee at such time, and, to the extent such designation is made, such Specified Director shall be appointed to and serve on the relevant committee until such time as Mudrick Capital requests by notice to the Company that they be removed from or replaced on the relevant committees or such Specified Director resigns from the relevant committee upon which Mudrick Capital shall have the right to designate their replacement; provided that if such removal shall cause the Company to be in noncompliance with the rules and regulations of the Designated Stock Exchange (as defined in the Articles of Association), the SEC (as defined in the Articles of Association), and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Articles of Association) (together, the “Governance Requirements”), the Company may defer such removal until the earlier of (a) such time as the Company shall have effected any changes in the composition of the relevant committee to permit compliance with the Governance Requirements upon such removal and (b) 60 days following the initial notification to the Company of such removal. If such designation is not permitted under the Governance Requirements, Mudrick Capital may appoint one observer to serve on each of the Board’s committees; and

e.	For the avoidance of doubt, the parties acknowledge that a Specified Director is not an Appointed Director and that the Articles do not dictate the treatment thereof. Rather, the foregoing provisions of this paragraph 3 reflect the agreement of the parties, as a commercial matter and for purposes of efficiency and except as otherwise set forth herein, to apply to Specified Directors the same terms that apply to Appointed Directors under the Articles, as set forth herein.

4.	Mudrick Capital shall have the right at any time to deliver to the Company a written notice setting forth a rank-ordered list (the “Notified List”) of all Directors nominated by Mudrick Capital (together, the “Mudrick Nominated Directors”). If it is finally determined by a court of competent jurisdiction that any of the Directors nominated by Mudrick Capital were Specified Directors, then for all purposes under the Articles (including Article 30.5), the Mudrick Nominated Directors ranked lower on the Notified List shall be deemed not to be Appointed Directors before Mudrick Nominated Directors ranked higher on the Notified List, such that Mudrick Capital’s highest-ranked nominees on the Notified List shall retain their status as Appointed Directors to the maximum extent permitted under the Articles. For the avoidance of doubt, the ranking mechanism set forth in this paragraph shall not constitute an admission by Mudrick Capital as to the proper interpretation of the Articles or the number of Appointed Directors that Mudrick Capital is entitled to nominate thereunder.

5.	This Agreement will terminate with immediate effect upon the earlier of (a) the adoption by the Company of the Articles Amendments (as defined in that certain $100 Million Comprehensive Financing Term Sheet, among the Company, Mudrick Capital and YA II PN, Ltd., dated August 5, 2026 (the “Financing Term Sheet”)) and (b) such time as MC ceases to Beneficially Own at least 10% of the Ordinary Shares.

6.	Each of the Company and Mudrick Capital reserve all rights and waive none with respect to the number of Appointed Directors that Mudrick Capital has the right to nominate in accordance with Article 30.2. This Agreement shall be without prejudice to any positions, arguments or contentions each of the Company and Mudrick Capital may make as to the proper interpretation of Article 30.2.

7.	In addition, the Company shall take all necessary action to duly call, give notice of, convene and hold an Annual or Extraordinary General Meeting of the shareholders of the Company as promptly as possible following the Execution Date (as defined in the Financing Term Sheet) (and in any event by September 15, 2026) to vote on the Articles Amendments (as defined in the Financing Term Sheet), recommend that the shareholders of the Company vote in favor of the Articles Amendments and use commercially reasonable efforts to obtain shareholder approval thereof. In connection with the foregoing (and in connection with any subsequent shareholder meeting at which the Articles Amendments may be re-submitted as set forth below), the Company shall, in consultation with Mudrick Capital, set a record date for any such Annual or Extraordinary General Meeting and shall prepare, provide to shareholders in accordance with applicable law and furnish on a Report on Form 6-K a circular describing the Articles Amendments and any other matters to be voted on at such meeting (including, if the Company so elects, the matters set forth in the “Management Option Pool” paragraph in the Financing Term Sheet), which other matters will be presented for a vote separate from the Articles Amendments, and neither the Articles Amendments nor such other matters will be cross-conditioned on the other (the “Circular”). Any Circular shall include the unanimous recommendation of the Board that shareholders vote to approve the Articles Amendments, and shall otherwise be in form reasonably acceptable to Mudrick Capital. The Company shall reflect in any Circular any reasonable comments in respect of the proposal with respect to the Articles Amendments proposed in good faith by Mudrick Capital. If the Articles Amendments are not approved at the Annual or Extraordinary General Meeting at which they are first submitted to shareholders, (i) the Company shall promptly consult with Mudrick Capital as to whether to make any amendments to the Articles Amendments, provided that any amendments to the Articles Amendments are reasonably satisfactory to each of the Company and Mudrick Capital, and (ii) the Company will take all necessary action to duly call, give notice of, convene and hold an Extraordinary General Meeting of the shareholders of the Company as promptly as possible following such consultation with Mudrick Capital (and in any event by January 31, 2027) to re-submit the Articles Amendments (as they may be revised in accordance with the foregoing clause (i)), recommend that the shareholders of the Company vote in favor of the Articles Amendments (as they may be revised in accordance with the foregoing clause (i)) and use commercially reasonable efforts to obtain shareholder approval thereof. The Company shall not cancel, adjourn or postpone any Annual or Extraordinary General Meeting at which the Articles Amendments (as they may be revised in accordance with the foregoing sentence) are submitted to shareholders for approval, except as required by law.

8.	The Company shall reimburse Mudrick Capital from time to time for the reasonable and documented fees, expenses and disbursements of legal counsel incurred by Mudrick Capital in connection with the negotiation, preparation, and execution of this Agreement and the Transactions (as defined in the Financing Term Sheet).

9.	This Agreement, together with the Articles, constitutes the entire agreement, and supersedes all other prior agreements, communications, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

10.	This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflicts of law thereof, to the extent they would require or permit the application of laws of another jurisdiction.

11.	Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, the United States federal district court for the District of Delaware) (the “Chosen Courts”), in connection with any matter based upon or arising out of this Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified on the signature page hereof and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this paragraph 11, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

12.	No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

13.	The parties agree that irreparable damage would occur if this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in paragraph 11, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this paragraph 13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. The parties acknowledge and agree that this paragraph 13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.

14.	The Company represents and warrants to Mudrick Capital as follows: (a) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated by this Agreement; (b) this Agreement has been duly and validly authorized, executed, and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms; and (c) the execution, delivery and performance of this Agreement by the Company will not violate or breach the organizational documents of the Company or any of its subsidiaries or any law, statute, judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body.

15.	Mudrick Capital represents and warrants to the Company as follows: (a) Mudrick Capital has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated by this Agreement; (b) this Agreement has been duly and validly authorized, executed, and delivered by Mudrick Capital, constitutes a valid and binding obligation and agreement of Mudrick Capital and is enforceable against Mudrick Capital in accordance with its terms; and (c) the execution, delivery and performance of this Agreement by Mudrick Capital will not violate or breach the organizational documents of Mudrick Capital or any law, statute, judgment, order, rule or regulation or any other legally enforceable requirement of any court or governmental agency or body.

16.	This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

17.	This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, and all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Agreement to be executed as a deed by its duly authorized representative on the date set forth above.

COMPANY:

VERTICAL AEROsPACE LTD.

By:
Name:
Title: Director
Address:

MUDRICK CAPITAL:

MUDRICK CAPITAL MANAGEMENT L.P., on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates

By:
Name:
Title:
Address:

[Signature Page to Letter Agreement]